FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 25, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

WIMM-BILL-DANN INVESTS IN ITS OWN SHARES

Moscow, Russia — March 25, 2009 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD], a leading Russian producer of food products and beverages, today announced that its subsidiary Wimm-Bill-Dann Finance has purchased in the open market 724,123 ordinary shares, which constitute 1.65% of the company’s share capital.

“The company has a solid cash position and continues to generate solid cash flow from operations as reflected in our most recent reported results,” said Tony Maher, Chief Executive Officer of Wimm-Bill-Dann. “Given our financial strength and our assessment of our ordinary shares as an attractive investment, we believe that the purchase of our ordinary shares represents an appropriate use of capital that returns value to our shareholders.”

Wimm-Bill-Dann may purchase shares from time-to-time in the open market. The amount and timing of the repurchases are based on a variety of factors, including general business and market conditions, the availability of an open trading window, cash requirements, and strategic investment opportunities among other factors.

- ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine,

Kyrgyzstan, Uzbekistan and Georgia with over 18,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2008, Standard & Poor’s Governance Services assigned on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   March 25, 2009